June 1, 2026

John Rood
Chief Executive Officer
Momentus Inc.
1762 Automation Parkway
San Jose, California 95131

        Re: Momentus Inc.
            Registration Statement on Form S-3
            Filed on May 26, 2026
            File No. 333-296218
Dear John Rood:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Bradley Ecker at 202-551-4985 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing